Andrew Mew, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-0404

Re:	Case Financial, Inc. Form 10-K for the Fiscal Year Ended September 30, 2009 Filed January 13, 2010 File No. 000-27757

Dear Mr. Mew:	June 18, 2010

Attached is our amended Form 10-K for the Fiscal Year Ended September 30, 2009. Item 9A was rewritten to address comments 1-4 of you letter dated February 12, 2010. Exhibits 31.1 and 31.2 were revised to address comment 5 of that same letter. All revisions are marked to expedite your review.

Please feel free to contact us with any further comments or clarifications required at telephone number (760) 804-1449 or fax us at number (760) 804-1566.

Respectfully submitted,

/s/ Lawrence Schaffer